Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 5, 2015

Relating to Preliminary Prospectus Supplement dated February 5, 2015 and Prospectus dated December 27, 2013

Registration No. 333-192251

EMERALD OIL, INC.

Common Stock

ISSUER FREE WRITING PROSPECTUS

February 5, 2015

Issuer:	Emerald Oil, Inc.

Ticker / Exchange:	EOX / NYSE MKT

Offering size:	24,553,571 shares of common stock

Over-allotment option:	We have granted the underwriters a 30-day option to purchase up to an aggregate of 3,683,036 additional shares of our common stock to cover any over-allotments.

Common stock outstanding after offering:	104,733,564 shares, or 108,416,600 if the underwriters exercise the over-allotment option in full

Public offering price:	$1.12 per share of common stock

Price to us:	$1.0808 per share of common stock

Use of proceeds:	We estimate that our net proceeds from this offering will be approximately $26.0 million after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $30.0 million if the underwriters exercise the over-allotment option in full.

We intend to use the net proceeds from this offering for working capital and for general corporate purposes.

Trade date:	February 6, 2015

Settlement date:	February 11, 2015

Underwriter:	Johnson Rice & Company L.L.C.

The number of shares of common stock outstanding immediately after the completion of this offering is based upon 80,179,993 shares of common stock outstanding as of February 4, 2015 and excludes 8,036,131 shares that may be issued pursuant to outstanding stock options, warrants and restricted stock units, 17,264,957 shares that may be issued upon the conversion of our outstanding convertible notes and 1,651,579 shares available for issuance under our equity incentive plan. Unless otherwise indicated, the information in the prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

CAPITALIZATION

The following table presents a summary of our cash and cash equivalents and capitalization as of September 30, 2014:

•	on an actual basis; and

•	on an as adjusted basis, giving further effect to the sale of 24,553,571 shares of common stock in this offering at an the public offering price of $1.12 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read the following table in conjunction with our historical financial statements and the related notes thereto incorporated by reference into this prospectus supplement.

	September 30, 2014
	Actual	As Adjusted
	(dollars in thousands)
	(unaudited)
Cash and Cash Equivalents (1)	$12,561	$38,598
Debt
Revolving Credit Facility	20,000	20,000
Convertible Senior Notes	172,500	172,500
Preferred Stock (par value $0.001 per share; 20,000,000 shares authorized)
Series B Voting Preferred Stock – 5,114,633 issued and outstanding; liquidation preference value of $5,115	5	5
Stockholders’ Equity
Common Stock (par value $0.001 per share; 500,000,000 shares authorized); 66,619,355 shares issued and outstanding (actual) and 91,172,926 shares issued and outstanding (as adjusted)(2)	67	91
Additional Paid-in Capital	423,337	449,350
Accumulated Deficit	(70,995)	(70,995)
Total Stockholders’ Equity	352,409	378,446
Total Capitalization	$544,914	$570,951

(1)	As of December 31, 2014, unrestricted cash was approximately $12.0 million, and we had approximately $75.0 million available under our revolving credit facility.

(2)	As of February 4, 2015, we had 80,179,993 shares of common stock issued and outstanding.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING THE PROSPECTUS) AND A PROSPECTUS SUPPLEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS, THE PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, THE UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING Johnson Rice & Company L.L.C. TOLL-FREE at (800) 443-5924.